Exhibit 99.1

Empro Group Inc. Announces Receipt of Nasdaq Delisting Determination Notice

Selangor, Malaysia – July 22, 2026 – Empro Group Inc. (Nasdaq: EMPG) (“Empro Group” or the “Company”), a rising beauty and personal care brand headquartered in Malaysia, today announced that on July 16, 2026, the Company received a Staff Delisting Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities pursuant to its discretionary authority contained in Nasdaq Listing Rule IM-5101-4. In addition, Nasdaq asserts that the Company’s delay in filing Form 20-F for the fiscal year ended December 31, 2025 serves as an independent basis for delisting under Listing Rule 5250(c)(1).

On October 8, 2025, the U.S. Securities and Exchange Commission (the “SEC”) issued an order suspending trading in the Company’s securities because of potential manipulation in the Company’s securities effectuated through recommendations made to investors by unknown persons via social media to purchase the securities of the Company (the SEC’s order can be found at https://www.sec.gov/files/litigation/suspensions/2025/34-104166.pdf). Following this, Nasdaq halted trading in the Company’s securities and has now determined to delist the Company’s securities pursuant to its discretionary authority set forth in Nasdaq Listing Rule IM-5101-4.

Nasdaq Listing Rule 5101 provides Nasdaq with “broad discretionary authority over the initial and continued listing of securities in Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest.” Listing Rule IM-5101-4 further expands on this authority, allowing Nasdaq “to exercise discretion to delist a company from Nasdaq based on the potential for one or more third parties to engage in misconduct impacting a company’s securities where the SEC has implemented a temporary trading suspension.”

Following the Notice, the Company has and will continue to consult with its legal counsel and other advisors to evaluate its next steps and will make further announcements as and when appropriate. Unless the Company requests an appeal of this determination by July 23, 2026, trading of the Company’s securities will be suspended at the opening of business on July 27, 2026. Nasdaq will subsequently file a Form 25-NSE with the SEC, which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

To date, Nasdaq has not communicated any findings or determination that the Company engaged in wrongdoing in connection with the recent trading activity in the Company’s securities or otherwise. The delisting determination does not affect the Company’s ongoing business operations or financial condition, and the Company will continue to conduct its business in the ordinary course.

About Empro Group Inc.

Empro Group Inc. is a rising beauty and personal care brand headquartered in Malaysia. Evolving from its origins in Malaysia’s eyebrow embroidery space, Empro Group has grown into a trusted name across three core pillars: cosmetics, skincare, and healthcare. With a growing presence across Southeast Asia and Europe, Empro Group Inc. remains dedicated to offering accessible, quality self-care solutions while staying true to its humble beginnings. For more information please visit: https://www.empro.my/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks, including, without limitation, those risk factors that are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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